Twin Hospitality Group Inc.

5151 Belt Line Road, Suite 1200

Dallas, Texas 75254

January 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

Re:	Twin Hospitality Group Inc.

Registration Statement on Form 10-12B

File No. 001-42395

Request for Acceleration of Effectiveness

Dear Ms. Pandit and Mr. Field:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Twin Hospitality Group Inc., a Delaware corporation, hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-42395) (as amended, the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., New York City time, on January 17, 2025, or as soon thereafter as practicable.

If you have any questions regarding the foregoing, please contact our counsel at Greenberg Traurig, LLP, William Wong at (415) 655-1280. In addition, it would be greatly appreciated if you could please call Mr. Wong to notify him when the Registration Statement has been declared effective.

Sincerely,

Twin Hospitality Group Inc.

By:	/s/ Joseph Hummel
Name:	Joseph Hummel
Title:	Chief Executive Officer

cc:	Ken Kuick, Chief Financial Officer, Twin Hospitality Group Inc.
Clay Mingus, Chief Legal Officer and Secretary, Twin Hospitality Group Inc.
Mark Kelson, Esq., Greenberg Traurig, LLP
William Wong, Esq., Greenberg Traurig, LLP